1. Name and Address of Reporting Person
   Janes, Michael A.
   Hilb, Rogal and Hamilton Company
   4951 Lake Brook Drive, Suite 500
   Glen Allen, VA 23060
   USA
2. Issuer Name and Ticker or Trading Symbol
   Hilb, Rogal and Hamilton Company (HRH)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   04/23/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                    04/23/2003            M         4171        A   $7.6250    26124.65       D
Common Stock                                                                               1291.6         I           Employee
                                                                                                                      Stock
                                                                                                                      Purchase Plan
Common Stock                                                                               8201.99        I           Retirement
                                                                                                                      Savings Plan
Common Stock                                                                               3031.79        I           Deferred
                                                                                                                      Plan, Held in
                                                                                                                      Trust

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $0                                                        03/01/2007 Common                      4300F1  D
Options                                                                          Stock
(Right to
buy)
Stock       $0                                                        02/12/2008 Common                      2400    D
Options                                                                          Stock
(Right to
buy)
Stock       $0                                                        02/11/2009 Common                      3000    D
Options                                                                          Stock
(Right to
buy)
Stock       $0                                                        02/11/2010 Common                      3500    D
Options                                                                          Stock
(Right to
buy)
Stock       $6.625                                                    12/21/2003 Common                      7000    D
Options                                                                          Stock
(Right to
buy)
Stock       $7.625   04/23/2         MF2             8000  05/03/1994 05/03/2003 Common  4171     $7.6250    0       D
Options              003                                                         Stock
(Right to
buy)
Stock       $8                                                        06/19/2004 Common                      50000   D
Options                                                                          Stock
(Right to
buy)
Stock       $8.844                                                    05/05/2005 Common                      20000   D
Options                                                                          Stock
(Right to
buy)
Stock       $14.219                                                   03/01/2007 Common                      13000   D
Options                                                                          Stock
(Right to
buy)
Stock       $18.755                                                   02/12/2008 Common                      13000   D
Options                                                                          Stock
(Right to
buy)
Stock       $37.25                                                    02/11/2010 Common                      14500   D
Options                                                                          Stock
(Right to
buy)
Stock       $37.45                                                    02/11/2009 Common                      13000   D
Options                                                                          Stock
(Right to
buy)

Explanation of Responses:

<F1>
Taxes on vesting of Restricted Stock paid by redemption of vested shares.
<F2>
Stock Swap Exercise of Options - Reporting Person exercised nonqualified stock options by the deemed swap technique, whereby option price was deemed to be paid in swapped shares and taxes were paid by the deemed redemption of the newly acquired shares, resulting in the net issuance of shares shown.

SIGNATURE OF REPORTING PERSON
/s/ Walter L. Smith

DATE
04/24/2003